UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Ra Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74933V108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Lightstone Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,320,655[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,320,655[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,655[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]	This Schedule 13G is being filed by Lightstone Ventures, L.P. (“LSV”), Lightstone Ventures (A), L.P. (“LSVA”), LSV Associates, LLC (“LSV Associates”), Jean M. George (“George”), Michael A. Carusi (“Carusi”) and Henry A. Plain, Jr. (“Plain” and, together with Carusi and George, the “LSV Directors”) (LSV, LSVA, LSV Associates and the LSV Directors, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

[2]	Consists of 1,162,310 shares held directly by LSV and 158,345 shares held directly by LSVA. LSV Associates is the general partner of each of LSV and LSVA and may be deemed to have indirect beneficial ownership of the shares held by LSV and LSVA. The LSV Directors are the managing directors of LSV Associates and, as such, possess the power to direct the voting and disposition of the shares owned by LSV and LSVA and may be deemed to have indirect beneficial ownership of the shares held by LSV and LSVA.

[3]	This percentage is calculated based upon 22,546,165 shares of the Issuer’s common stock outstanding as of November 29, 2016, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 29, 2016.

1.	Name of Reporting Persons Lightstone Ventures (A), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,320,655[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,320,655[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,655[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]	This Schedule 13G is being filed by Lightstone Ventures, L.P. (“LSV”), Lightstone Ventures (A), L.P. (“LSVA”), LSV Associates, LLC (“LSV Associates”), Jean M. George (“George”), Michael A. Carusi (“Carusi”) and Henry A. Plain, Jr. (“Plain” and, together with Carusi and George, the “LSV Directors”) (LSV, LSVA, LSV Associates and the LSV Directors, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

[2]	Consists of 1,162,310 shares held directly by LSV and 158,345 shares held directly by LSVA. LSV Associates is the general partner of each of LSV and LSVA and may be deemed to have indirect beneficial ownership of the shares held by LSV and LSVA. The LSV Directors are the managing directors of LSV Associates and, as such, possess the power to direct the voting and disposition of the shares owned by LSV and LSVA and may be deemed to have indirect beneficial ownership of the shares held by LSV and LSVA.

[3]	This percentage is calculated based upon 22,546,165 shares of the Issuer’s common stock outstanding as of November 29, 2016, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 29, 2016.

1.	Name of Reporting Persons LSV Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,320,655[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,320,655[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,655[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]	This Schedule 13G is being filed by Lightstone Ventures, L.P. (“LSV”), Lightstone Ventures (A), L.P. (“LSVA”), LSV Associates, LLC (“LSV Associates”), Jean M. George (“George”), Michael A. Carusi (“Carusi”) and Henry A. Plain, Jr. (“Plain” and, together with Carusi and George, the “LSV Directors”) (LSV, LSVA, LSV Associates and the LSV Directors, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

[2]	Consists of 1,162,310 shares held directly by LSV and 158,345 shares held directly by LSVA. LSV Associates is the general partner of each of LSV and LSVA and may be deemed to have indirect beneficial ownership of the shares held by LSV and LSVA. The LSV Directors are the managing directors of LSV Associates and, as such, possess the power to direct the voting and disposition of the shares owned by LSV and LSVA and may be deemed to have indirect beneficial ownership of the shares held by LSV and LSVA.

[3]	This percentage is calculated based upon 22,546,165 shares of the Issuer’s common stock outstanding as of November 29, 2016, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 29, 2016.

1.	Name of Reporting Persons Jean M. George
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,320,655[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,320,655[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,655[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%[3]
12.	Type of Reporting Person (See Instructions) IN

[1]	This Schedule 13G is being filed by Lightstone Ventures, L.P. (“LSV”), Lightstone Ventures (A), L.P. (“LSVA”), LSV Associates, LLC (“LSV Associates”), Jean M. George (“George”), Michael A. Carusi (“Carusi”) and Henry A. Plain, Jr. (“Plain” and, together with Carusi and George, the “LSV Directors”) (LSV, LSVA, LSV Associates and the LSV Directors, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

[2]	Consists of 1,162,310 shares held directly by LSV and 158,345 shares held directly by LSVA. LSV Associates is the general partner of each of LSV and LSVA and may be deemed to have indirect beneficial ownership of the shares held by LSV and LSVA. The LSV Directors are the managing directors of LSV Associates and, as such, possess the power to direct the voting and disposition of the shares owned by LSV and LSVA and may be deemed to have indirect beneficial ownership of the shares held by LSV and LSVA.

[3]	This percentage is calculated based upon 22,546,165 shares of the Issuer’s common stock outstanding as of November 29, 2016, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 29, 2016.

1.	Name of Reporting Persons Michael A. Carusi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,320,655[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,320,655[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,655[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%[3]
12.	Type of Reporting Person (See Instructions) IN

[1]	This Schedule 13G is being filed by Lightstone Ventures, L.P. (“LSV”), Lightstone Ventures (A), L.P. (“LSVA”), LSV Associates, LLC (“LSV Associates”), Jean M. George (“George”), Michael A. Carusi (“Carusi”) and Henry A. Plain, Jr. (“Plain” and, together with Carusi and George, the “LSV Directors”) (LSV, LSVA, LSV Associates and the LSV Directors, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

[2]	Consists of 1,162,310 shares held directly by LSV and 158,345 shares held directly by LSVA. LSV Associates is the general partner of each of LSV and LSVA and may be deemed to have indirect beneficial ownership of the shares held by LSV and LSVA. The LSV Directors are the managing directors of LSV Associates and, as such, possess the power to direct the voting and disposition of the shares owned by LSV and LSVA and may be deemed to have indirect beneficial ownership of the shares held by LSV and LSVA.

[3]	This percentage is calculated based upon 22,546,165 shares of the Issuer’s common stock outstanding as of November 29, 2016, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 29, 2016.

1.	Name of Reporting Persons Henry A. Plain, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,320,655[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,320,655[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,655[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%[3]
12.	Type of Reporting Person (See Instructions) IN

[1]	This Schedule 13G is being filed by Lightstone Ventures, L.P. (“LSV”), Lightstone Ventures (A), L.P. (“LSVA”), LSV Associates, LLC (“LSV Associates”), Jean M. George (“George”), Michael A. Carusi (“Carusi”) and Henry A. Plain, Jr. (“Plain” and, together with Carusi and George, the “LSV Directors”) (LSV, LSVA, LSV Associates and the LSV Directors, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

[2]	Consists of 1,162,310 shares held directly by LSV and 158,345 shares held directly by LSVA. LSV Associates is the general partner of each of LSV and LSVA and may be deemed to have indirect beneficial ownership of the shares held by LSV and LSVA. The LSV Directors are the managing directors of LSV Associates and, as such, possess the power to direct the voting and disposition of the shares owned by LSV and LSVA and may be deemed to have indirect beneficial ownership of the shares held by LSV and LSVA.

[3]	This percentage is calculated based upon 22,546,165 shares of the Issuer’s common stock outstanding as of November 29, 2016, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 29, 2016.

Item 1.

(a)	Name of Issuer

Ra Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

87 Cambridge Park Drive

Cambridge, MA

Item 2.

(a)	Name of Person Filing

Lightstone Ventures, L.P.

Lightstone Ventures (A), L.P.

LSV Associates, LLC

Jean M. George

Michael A. Carusi

Henry A. Plain, Jr.

(b)	Address of Principal Business Office or, if none, Residence

500 Boylston Street, Suite 1380, Boston, MA 02116

(c)	Citizenship

Each of the entities is organized under the laws of Delaware. Each of the individuals is a citizen of the United States.

(d)	Title of Class of Securities

Common Stock, $0.001 par value

(e)	CUSIP Number

74933V10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2016:

Lightstone Ventures, L.P.	1,320,655 (1)
Lightstone Ventures (A), L.P.	1,320,655 (1)
LSV Associates, LLC	1,320,655 (1)
Jean M. George	1,320,655 (1)
Michael A. Carusi	1,320,655 (1)
Henry A. Plain, Jr.	1,320,655 (1)

(b)	Percent of Class as of December 31, 2016:

Lightstone Ventures, L.P.	5.9%
Lightstone Ventures (A), L.P.	5.9%
LSV Associates, LLC	5.9%
Jean M. George	5.9%
Michael A. Carusi	5.9%
Henry A. Plain, Jr.	5.9%

(c)	Number of shares as to which the person has, as of December 31, 2016:

(i)	Sole power to vote or to direct the vote

Lightstone Ventures, L.P.	0
Lightstone Ventures (A), L.P.	0
LSV Associates, LLC	0
Jean M. George	0
Michael A. Carusi	0
Henry A. Plain, Jr.	0

(ii)	Shared power to vote or to direct the vote

Lightstone Ventures, L.P.	1,320,655 (1)
Lightstone Ventures (A), L.P.	1,320,655 (1)
LSV Associates, LLC	1,320,655 (1)
Jean M. George	1,320,655 (1)
Michael A. Carusi	1,320,655 (1)
Henry A. Plain, Jr.	1,320,655 (1)

(V)	Sole power to dispose or to direct the disposition of

Lightstone Ventures, L.P.	0
Lightstone Ventures (A), L.P.	0
LSV Associates, LLC	0
Jean M. George	0
Michael A. Carusi	0
Henry A. Plain, Jr.	0

(iv)	Shared power to dispose or to direct the disposition of

Lightstone Ventures, L.P.	1,320,655 (1)
Lightstone Ventures (A), L.P.	1,320,655 (1)
LSV Associates, LLC	1,320,655 (1)
Jean M. George	1,320,655 (1)
Michael A. Carusi	1,320,655 (1)
Henry A. Plain, Jr.	1,320,655 (1)

(1)	These shares are owned directly as follows: 1,162,310 are owned by LSV and 158,345 are owned by LSVA.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2017

LIGHTSTONE VENTURES, L.P.
By: LSV Associates, LLC

By:	/s/ Michael A. Carusi
Name: Michael A. Carusi
Title: Managing Director

LIGHTSTONE VENTURES (A), L.P.
By: LSV Associates, LLC

By:	/s/ Michael A. Carusi
Name: Michael A. Carusi
Title: Managing Director
LSV ASSOCIATES, LLC

By:	/s/ Michael A. Carusi
Name: Michael A. Carusi
Title: Managing Director

/s/ Jean M. George
Jean M. George

/s/ Michael A. Carusi
Michael A. Carusi

/s/ Henry A. Plain, Jr.
Henry A. Plain, Jr.

EXHIBITS

A:	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Ra Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2017.

LIGHTSTONE VENTURES, L.P.
By: LSV Associates, LLC

By:	/s/ Michael A. Carusi
Name: Michael A. Carusi
Title: Managing Director

LIGHTSTONE VENTURES (A), L.P.
By: LSV Associates, LLC

By:	/s/ Michael A. Carusi
Name: Michael A. Carusi
Title: Managing Director
LSV ASSOCIATES, LLC

By:	/s/ Michael A. Carusi
Name: Michael A. Carusi
Title: Managing Director

/s/ Jean M. George
Jean M. George

/s/ Michael A. Carusi
Michael A. Carusi

/s/ Henry A. Plain, Jr.
Henry A. Plain, Jr.